SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. )*

                         BROADWAY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                        (Name of Subject Company Issuer)

                         BROADWAY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   111 444 105
--------------------------------------------------------------------------------
                       CUSIP Number of Class of Securities

             Alvin D. Kang                            With a copy to:
     Executive Vice President and
        Chief Financial Officer                    James R. Walther, Esq.
    Broadway Financial Corporation             Mayer, Brown, Rowe & Maw, LLP
        4800 Wilshire Boulevard              350 South Grand Avenue, Suite 2500
     Los Angeles, California 90010             Los Angeles, California 90071
            (323) 556-3224                             (213) 229-9597
-------------------------------------------------------------- -----------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   Transaction                                        Amount of Filing Fee
   Valuation            Not Applicable                   Not Applicable
----------------------------------------   -------------------------------------
 *Set forth the amount on which the filing fee is calculated and state how it was determined.

        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
        Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:                       Filing Party:
                         ---------------                    ---------------
Form or Registration No.:                     Date Filed:
                         ---------------                    ---------------

     X Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
                Third-party tender offer subject to Rule 14d-1.
             X  Issuer tender offer subject to Rule 13e-4.
                Going-private transaction subject to Rule 13e-3.
                Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer

     This Tender Offer Statement on Schedule TO relates to pre-commencement communications, in connection with the planned tender offer by Broadway Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 183,251 shares of its common stock, par value $0.01 per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $14.00 per Share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

(a)(5)(i) Press Release, dated March 18, 2004, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed March 18, 2004.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION

(a)(5)(i) Press Release, dated March 18, 2004, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed March 18, 2004.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/   Alvin D. Kang
                      ---------------------------------------------------------
                                            (Signature)

                                            Alvin D. Kang
                      ---------------------------------------------------------
                                          (Name and Title)

                                           March 18,2004
                      ---------------------------------------------------------
                                               (Date)